Exhibit (a)(35)

As you know, Radiant Systems is currently in a Tender Offer Period, in which NCR is offering to purchase all Radiant Systems outstanding common stock for $28 a share. As of today, we do not know when the merger will close but at the earliest, within a day or two of August 20th. More details are available in the Buzz Special Edition #3 that was sent Thursday afternoon.

So that all exercises can be accurately settled prior to close, a Trading Blackout will need to be implemented. Trading blackouts occur when all employees are restricted from exercising their options and are very typical in transactions involving public companies. With a potential close date of August 20th, a company-wide trading blackout will be necessary beginning on August 15th.

For employees who are planning to exercise any outstanding options prior to close, you will need to complete your transaction prior to August 15th. Otherwise, any outstanding options will be converted to cash once the merger closes (more information to follow on how it will be paid out as we receive the information).

Additionally, since these dates coincide with our Insider Trading Window (beginning August 1st) any insiders who plan to make a transaction during the window need to send completed Stock Transaction forms to CorporateStockAdmin@RadiantSystems.com and complete their transactions prior to August 15th.

In the event that the close is delayed, we will re-open the trading window and will communicate this information to employees as soon as possible. If you have any questions, please contact.

Thank you

This email is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by NCR Corporation with the Securities and Exchange Commission (the “SEC”) on July 25, 2011. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on July 25, 2011. These documents, as amended from time to time, contain important information about the tender offer and shareholders of the Company are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials are available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer materials are available free of charge to all stockholders of the Company at www.radiantsystems.com or by contacting